CLEAN ENERGY TECHNOLOGIES, INC.

2990 Redhill Ave,

Costa Mesa, California 92626

Telephone: (949) 273-4990

March 20, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Clean Energy Technologies, Inc.
Registration Statement on Form S-1
Originally Filed July 11, 2022
File No. 333-266078

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Clean Energy Technologies, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 3:00 p.m. Eastern Time on Wednesday, March 22, 2023, or as soon thereafter as possible.

In connection herewith, the Company hereby acknowledges that:

● Should the Securities and Exchange Commission (the “Commission”), or the Commission’s staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● The Company may not assert comments from the Commission or the staff or the declaration of effectiveness of the above-captioned Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert Newman, Esq. of The Newman Law Firm, counsel to the Company, at (917) 494-9974 should you have any questions or require additional information regarding this request or to notify as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very Truly Yours,

Clean Energy Technologies, Inc.

/s/ Kambiz Mahdi
Kambiz Mahdi
Chief Executive Officer